Exhibit 99.5
DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE OU PROCURATION +IMPORTANT : avant d’exercer votre choix, veuillez prendre connaissance des instructions situees au verso / Before selecting, please see instructions on reverse side QUELLE QUE SOIT L’OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM A Je desire assister a cette assemblee et demande une carte d’admission : dater et signer au bas du formulaire / / wish to attend the shareholders’ meeting and request an admission card: date and sign at the bottom of the form. B J’utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon I’une des 3 possibilites offertes / / prefer to use the postal voting form or the proxy form as specified below. FLAMEL TECHNOLOGIES ASSEMBLEE GENERALE MIXTE ORDINAIRE ET EXTRAORDINAIRE CADRE RESERVE / For Company’s use only Societe Anonyme au capital de 2.951.947 € du 24 juin 2009 (a 9 heures au siege social) sur 1ere convocation Siege social: Parc Club du Moulin a Vent ou du 1er juillet 2009 sur deuxieme convocation Identiflant / Account 33, avenue du Docteur Georges Levy 69693 VENISSIEUX — France COMBINED ORDINARY AND EXTRAORDINARY Nombre d’actions/Number of shares 379 001 530 R.C.S. LYON GENERAL MEETING of June 24, 2009 (at 9.00 am. at the registered office)(1st calling) or Nombre de voix / Number of voting rights: July 1st, 2009 (2nd calling) JE VOTE PAR CORRESPONDANCE / / VOTE BY POST JE DONNE POUVOIR AU PRESIDENT DE JE DONNE POUVOIR A : Cf. au verso renvoi (3) — See reverse (3) L’ASSEMBLEE GENERALE (soit le conjoint, soit un autre actionnaire -cf. renvoi (2) au verso -) pour me representer a I’assemblee Date et signer au bas du formulaire sans // HEREBY APPOINT (you may give your PROXY rien remplir either to your spouse or to another shareholder - Je vote OUI a tous les projets de resolutions presentes ou agrees Sur les projets de resolutions non approuves ou non agrees par see reverse (2)-) to represent me at the par le Conseil d’administration, a ‘EXCEPTION de ceux que je le Conseil d’administration, je vote en noircissant comme ceci / HEREBY GIVE MY PROXY TO THE above-mentioned meetinq signale en noircissant comme ceci • la case correspondante et • la case correspondante a mon choix. CHAIRMAN OF THE MEETING pour lesquels je vote NON ou je m’abstiens. Date and sjgn the bottom ofthe form wjthout M., Mme ou Mile / Mr., Mrs. or Miss: On the draft resolutions not approved by the Board of completing it I vote FOR all the draft resolutions presented or approved by the Directors, I cast my vote by shading the box of my choice — Cf. au verso renvoi (2) — See reverse (2) Board of Directors EXCEPT those indicated by a shaded box — like this like this for which I vote against or abstain. Adresse/Address 123456 Oui/ Non/No Nom prenom, Adresse de I’actionnaire (si ces informations flgurent deja, les verifier et les rectifier Abst/Abs eventuellement) / Surname, first name, address of the shareholder (if this information is already supplied, please verify 7 8 9 10 13 and correct if necessary) Cf. au verso renvoi (1) — See reverse (1) 11 12 14 Si des amendements ou des resolutions nouvelles etaient presentes en assemblee / If amendments or new resolutions are presented during the meeting: - Je donne pouvoir au President de I’A.G. de voter en mon nom / / appoint the Chairman of the meeting to vote on my behalf Date et signature : - Je m’abstiens (I’abstention equivaut a un vote contre) / / abstain from voting (is equivalent to a vote against - Je donne procuration (cf. au verso renvoi (2)) a M., Mme ou Melle pour voter en mon nom / / appoint (see reverse (2)) Mr., Mrs. or Miss I to vote on my behalf. Pour etre prise en consideration, toute formule doit parvenir au Sur 1ere convocation / on 1st notification AGO- AGE / ordinary Sur 2eme convocation / on 2™ notification AGO- AGE plus tard : in order to be considereed, this completed form must be meeting I extraordinary meeting /ordinary meeting I extraordinary meeting returned at the latest: A la SOCIETE / to the Company 21 juin 2009/ June 21, 2009 28 juin 2009 /June 28 2009 UTILISATION DU DOCUMENT A. L’actionnaire desire assister personnellement a I’assemblee. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.

UTILISATION DU DOCUMENT A. L’actionnaire desire assister personnellement a I’assemblee. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire. B. A defaut, I’actionnaire peut utiliser le formulaire de vote (*). Dans ce cas, il doit, au recto du document, cocher la case B et choisir I’une des trois possibilites : - Voter par correspondance (cocher la case appropriee, puis dater et signer au bas du formulaire) - Donner pouvoir au President de I’Assemblee Generale (dater et signer au bas du formulaire sans remplir) - Donner pouvoir a une personne denommee (cocher et completer la case appropriee, puis dater et signer au bas du formulaire) QUELLE QUE SOIT L’OPTION CHOISIE la signature de I’actionnaire est indispensable (1) Le signature est prie d’inscrire tres exactement, dans la zone reservee a cet effet, ses nom (en majuscules d’imprimerie), prenom usuel et adresse ; si ces indications figurent deja sur le formulaire, il est demande au signataire de les verifier et, eventuellement, de les rectifier. Pour les personnes morales, indiquer les nom, prenom et qualite du signataire. Si le signataire n’est pas lui-mSme un actionnaire (exemple : Administrateur legal, Tuteur, etc.) il doit mentionner ses nom, prenom et la qualite en laquelle il signe le formulaire de vote. Le formulaire adresse pour une Assemblee vaut pour les autres Assemblies successives convoquees avec le mSme ordre du jour (Art. R 225.77 §3 du Code de Commerce). VOTE PAR CORRESPONDANCE I POUVOIR AU PRESIDENT DE L’ASSEMBLEE GENERALE OU POUVOIR A UNE PERSONNE DENOMMEE (3) Art. L 225-107 du Code de Commerce (extrait) : (2) Art. L 225-106 du Code de Commerce (extrait) : « Tout actionnaire peut voter par correspondance, au moyen d’un formulaire dont les mentions sont fixees par decret. Les dispositions « Un actionnaire peut se faire representer par un autre actionnaire ou par son conjoint. » contraires des statuts sont reputees non ecrites. Pour le calcul du quorum, il n’est tenu compte que des formulaires qui ont ete recus par la Societe avant la reunion de I’Assemblee, dans les Tout actionnaire peut recevoir les pouvoirs emis par d’autres actionnaires en vue d’Stre represent a une Assemblee, sans autres limites que conditions de delais fixes par decret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont consideres comme celles resultant des dispositions legales ou statutaires fixant le nombre maximal des voix dont peut disposer une mSme personne tant en son des votes neoatifs.» nom personnel que comme mandataire. Avant chaque reunion de I’Assemblee Generale des actionnaires, le President du Conseil d’Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnes a I’article L. 225-102 afin de leur Si vous desirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto. permettre de designer un ou plusieurs mandataires pour les representer a I’Assemblee Generale conformement aux dispositions du present Dans ce cas, il vous est demande: article. Cette consultation est obligatoire lorsque, les statuts ayant ete modifies en application de I’article L. 225-23 ou de I’article L. 225-71, Pour les projets de resolutions proposees ou agrees par le Conseil d’Administration ou le Directoire ou la Gerance : I’Assemblee Generale ordinaire doit nommer au Conseil d’Administration ou au Conseil de surveillance, selon le cas, un ou des salaries — soil de voter« oui» pour I’ensemble des resolutions en ne noircissant aucune case, actionnaires ou membres des Conseils de surveillance des fonds communs de placement d 146;entreprise detenant des actions de la societe. — soil de voter« non » ou de vous « abstenir»(ce qui equivaut a voter« non ») sur certaines ou sur toutes les resolutions en noircissant Les clauses contraires aux dispositions des alineas precedents sont reputees non ecrites. individuellement les cases correspondantes. Pour toute procuration d’un actionnaire sans indication de mandataire, le President de I’Assemblee Generale emet un vote favorable Pour les projets de resolutions non agrees par le Conseil d’Administration ou le Directoire ou la Gerance : a (‘adoption de projets de resolutions presentes ou agrees par le Conseil d’Administration ou le Directoire, selon le cas, et un vote — de voter resolution par resolution en noircissant la case correspondant a votre choix, defavorable a I’adoption de tous les autres projets de resolution. Pour emettre tout autre vote, I’actionnaire doit faire choix d’un En outre, pour le cas ou des amendements aux resolutions presentees ou des resolutions nouvelles seraient deposees lors de I’assemblee, mandataire qui accepte de voter dans le sens indique par le mandant. il vous est demande d’opter entre 3 solutions (pouvoir au President de I’Assemblee Generale, abstention ou pouvoir a personne denommee), en noircissant la case correspondante a votre choix. (*) Le texte des resolutions figure dans le dossier de convocation joint au present formulaire (art R 225-81 du Code de Commerce): ne pas utiliser a la fois « JE VOTE PAR CORRESPONDANCE » et« JE DONNE POUVOIR A »(art R 225-81 8° CC). La langue francaise fait foi. I NB : Si les informations contenues sur le present formulaire sont utilisees pour un fichier nominatif informatise, elles sont soumises aux prescriptions de la Loi 78-17 du 6 Janvier 1978, notamment en ce qui concerne le droit d’acces et de rectification pouvant etre exerce par I’interesse. .. | INSTRUCTIONS FOR COMPLETION A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form. B. Otherwise, the shareholder may use this form as a postal vote (*). In this case, check box B o n the front of the form and choose one of the three possibilities: -use the postal voting form (tick t he appropriate box, date and sign below) -give your proxy to the Chairman of the meeting (date and just sign at the bottom without filling in) -give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below) WHICHEVER OPTION IS USED the shareholder’s signature is necessary (1) The shareholder should write his exact name and address in capital letters in the space provided: if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity’s behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy. The forms sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. R 225-77§3 Code de Commerce). POSTAL VOTING FORM I PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER (3) Art L. 225-107 of Code de Commerce (extract): “A shareholder can vote by post using a postal voting form determined by law. (2) Art L. 225-106 of Code de Commerce (extract): “A shareholder can have himself/herself represented by another shareholder or by Any other methods are deemed to be invalid”. his/her spouse.” Only the forms received by the Company before the meeting, within the time limit and conditions determined by law, are valid to calculate the quorum. Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other The forms giving non voting directions or indicating abstention are deemed to vote against. limitations other than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders’ meeting, the Chairman of the Board of Directors or the Executive If you wish to use the postal voting form, you must tick the box on the front of the document “I VOTE BY POST*. Board may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at In such event, please comply with the following instructions: the shareholders’ meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been For the resolutions proposed or agreed by the Board, you can: modified pursuant to articles L. 225-23 or L. 225-71, require the shareholders’ ordinary meeting to appoint to the Board of Directors or the - either vote for” all the resolutions by leaving the boxes blank Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. - or vote “against* or “abstention* (which is equivalent to voting against) by shading boxes of your choice, The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. For the resolutions not agreed by the Board, you can: When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the — vote resolution by resolution by shading the appropriate boxes, adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy In the case of amendments or new resolutions during the shareholders’ meeting, you are requested to choose between three possibilities against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to (proxy to the chairman of the meeting, abstention or proxy to another shareholder by shading the appropriate box. vote as he/she indicates. (*) The text of the resolutions are in the notification of the meeting which is sent with this proxy (art R225-81 Code de Commerce): please do not use both « I VOTE BY POST » and « I HEREBY APPOINT » (art R 225-81 8° CC). The French version of this document governs. The English translation is for convenience only. I NB : If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties. I